SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

CONVERIUM HOLDING AG
(Name of Subject Company)

CONVERIUM HOLDING AG
(Name of Person Filing Statement)

Registered Shares, Nominal Value CHF 5 Per Share
American Depositary Shares, each representing one half of one Registered Share
(Title of Class of Securities)

Registered Shares*
American Depositary Shares (CUSIP: 21248N107)
(CUSIP Number of Class of Securities)

Christian Felderer
Converium Holding AG
Dammstrasse 19
CH-6301 Zug
Switzerland
+41 44 639 9335

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person Filing Statement)

With copies to:

Gregory B. Astrachan, Esq.
Willkie Farr & Gallagher LLP
1 Angel Court
London EC2R 7HJ
England
+44 207 696 5455

     *There is no CUSIP number assigned to the Registered Shares.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this amendment is to supplement the information contained in Item 8 of the Solicitation/ Recommendation Statement on Schedule 14D-9 previously filed on April 13, 2007 and to add new Exhibits (a)(30), (a)(31), (a)(32), (a)(33), and (a)(34) and to revise the Exhibit Index accordingly.

Item 8.	Additional Information to be Furnished.

Litigation Matters

On Monday, April 16, 2007, Converium filed a complaint in the United States District Court for the Southern District of New York against SCOR and Patinex. The complaint alleges that the defendants violated Sections 13(d), 14(d), and 14(e) of the Securities Exchange Act of 1934, as amended, because, among other things, (i) SCOR has unlawfully and unfairly excluded Converium’s United States shareholders, a group which we believe represents approximately 22% of Converium’s outstanding Shares, from participating in SCOR’s unsolicited Offer, and (ii) defendants failed to make proper disclosures in connection with their purchase and ownership of Converium securities.

Converium is seeking an expedited discovery and briefing schedule so as to permit a hearing on a motion for preliminary injunction prior to May 22, 2007, which (unless extended) is currently the last date on which Converium shareholders may tender Shares in connection with SCOR’s unsolicited Offer.

Among other things, Converium is seeking an order enjoining SCOR from consummating the Offer until SCOR and Patinex have complied with their obligations under the Williams Act, including SCOR extending the Offer to Converium’s United States shareholders and ADS holders.

Open Letter to SCOR Shareholders

On Tuesday, April 17, 2007, Converium published an open letter to SCOR shareholders in which Converium urged SCOR shareholders to vote against the capital increase currently scheduled to be approved at SCOR’s extraordinary general meeting on April 26, 2007. If approved, such SCOR Shares would be used as part of the consideration offered to Converium shareholders in connection with the Offer.

April 1 Renewals

On Tuesday, April 17, 2007, Converium issued a press release announcing that Converium reported strong growth of 35% in April 1 open market treaty renewals at improved profitability, which Converium believes reflects Converium’s success in regaining business and establishing new client relationships following Converium’s ratings upgrade by Standard & Poor’s to “A-” (“strong”) on February 28, 2007.

Item 9.  Exhibits.

Exhibit No.	Description

(a)(1)	Letter, dated February 18, 2007, from Mr. Denis Kessler to Dr. Markus Dennler (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(2)	Letter, dated February 26, 2007, from Mr. Denis Kessler to Dr. Markus Dennler (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(3)	Letter, dated February 27, 2007, from Dr. Markus Dennler to Mr. Denis Kessler (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(4)	Letter, dated February 28, 2007, from Mr. Denis Kessler to Dr. Markus Dennler (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(5)	Letter, dated February 28, 2007, from Mr. Denis Kessler to Ms. Inga Beale (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)

Exhibit No.	Description

(a)(6)	Letter, dated March 2, 2007, from Dr. Markus Dennler to Mr. Denis Kessler (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(7)	Letter, dated March 2, 2007, from Ms. Inga Beale to Mr. Denis Kessler (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(8)	Press Release issued by Converium on February 19, 2007 (incorporated by reference to the Company’s Form 6-K filed on February 23, 2007)
(a)(9)	Press Release issued by Converium on February 20, 2007 (incorporated by reference to the Company’s Form 6-K filed on February 23, 2007)
(a)(10)	Press Release issued by Converium on February 26, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 26, 2007)
(a)(11)	Press Release issued by Converium on February 28, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 28, 2007)
(a)(12)	Press Release issued by Converium on February 28, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 28, 2007)
(a)(13)	Financial highlights issued by Converium on February 28, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 28, 2007)
(a)(14)	Transcript issued by Converium on February 28, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 28, 2007)
(a)(15)	Investor Presentation of Converium, dated February 28, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 1, 2007)
(a)(16)	Press Release issued by Converium on March 1, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 1, 2007)
(a)(17)	Statement of Converium, dated March 2, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 1, 2007)
(a)(18)	Press Release issued by Converium on March 19, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 19, 2007)
(a)(19)	Investor Presentation of Converium, dated March 19, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 19, 2007)
(a)(20)	Q&A, dated April 2, 2007, released on Converium’s website (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 3, 2007)
(a)(21)	Press Release issued by Converium, dated April 2, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 4, 2007)
(a)(22)	Press Release issued by Converium, dated April 2, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 5, 2007)
(a)(23)	Alert issued by Converium, dated April 11, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(24)	Letter, dated April 5, 2007, from Mr. Denis Kessler to Dr. Markus Dennler (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(25)	Letter, dated April 11, 2007, from Dr. Markus Dennler to Mr. Denis Kessler (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(26)	Letter, dated April 12, 2007, from Mr. Denis Kessler to Dr. Markus Dennler (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(27)	Letter, dated April 13, 2007, from Mr. Denis Kessler to Dr. Markus Dennler (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(28)	Release issued by Converium, dated April 13, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(29)	Q&A, dated April 13, 2007, released on Converium’s website (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(30)	Advertisement of Converium, dated April 13, 2007
(a)(31)	Complaint titled Converium Holding AG against SCOR S.A. and Patinex AG, filed on April 16, 2007 in the United States District Court for the Southern District of New York

2

Exhibit No.	Description

(a)(32)	Press Release issued by Converium, dated April 17, 2007
(a)(33)	Press Release issued by Converium, dated April 17, 2007
(a)(34)	Letter, dated April 17, 2007, from Converium to SCOR shareholders
(e)(1)	Excepts from Converium’s Annual Report filed on Form 20-F, dated June 29, 2006 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(e)(2)	Form of Converium Standard Stock Option Plan for Non-US Employees (incorporated by reference to Converium’s Registration Statement on Form F-1 filed on December 5, 2001)
(e)(3)	Form of Converium Standard Stock Purchase Plan for Non-US Employees (incorporated by reference to Converium’s Registration Statement on Form F-1 filed on December 5, 2001)
(e)(4)	Form of Converium Annual Incentive Deferral Plan (incorporated by reference to Converium’s Registration Statement on Form F-1 filed on December 5, 2001)
(e)(5)	Converium Long Term Incentive Plan (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(g)	Not applicable

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONVERIUM HOLDING AG

By:	/s/ Christian Felderer
Name: Christian Felderer

Title:	General Legal Counsel

Dated: April 17, 2007

4

INDEX OF EXHIBITS

Exhibit No.	Description

(a)(1)	Letter, dated February 18, 2007, from Mr. Denis Kessler to Dr. Markus Dennler (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(2)	Letter, dated February 26, 2007, from Mr. Denis Kessler to Dr. Markus Dennler (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(3)	Letter, dated February 27, 2007, from Dr. Markus Dennler to Mr. Denis Kessler (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(4)	Letter, dated February 28, 2007, from Mr. Denis Kessler to Dr. Markus Dennler (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(5)	Letter, dated February 28, 2007, from Mr. Denis Kessler to Ms. Inga Beale (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(6)	Letter, dated March 2, 2007, from Dr. Markus Dennler to Mr. Denis Kessler (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(7)	Letter, dated March 2, 2007, from Ms. Inga Beale to Mr. Denis Kessler (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(8)	Press Release issued by Converium on February 19, 2007 (incorporated by reference to the Company’s Form 6-K filed on February 23, 2007)
(a)(9)	Press Release issued by Converium on February 20, 2007 (incorporated by reference to the Company’s Form 6-K filed on February 23, 2007)
(a)(10)	Press Release issued by Converium on February 26, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 26, 2007)
(a)(11)	Press Release issued by Converium on February 28, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 28, 2007)
(a)(12)	Press Release issued by Converium on February 28, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 28, 2007)
(a)(13)	Financial highlights issued by Converium on February 28, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 28, 2007)
(a)(14)	Transcript issued by Converium on February 28, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 28, 2007)
(a)(15)	Investor Presentation of Converium, dated February 28, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 1, 2007)
(a)(16)	Press Release issued by Converium on March 1, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 1, 2007)
(a)(17)	Statement of Converium, dated March 2, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 1, 2007)
(a)(18)	Press Release issued by Converium on March 19, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 19, 2007)
(a)(19)	Investor Presentation of Converium, dated March 19, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 19, 2007)
(a)(20)	Q&A, dated April 2, 2007, released on Converium’s website (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 3, 2007)
(a)(21)	Press Release issued by Converium, dated April 2, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 4, 2007)
(a)(22)	Press Release issued by Converium, dated April 2, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 5, 2007)

Exhibit No.	Description

(a)(23)	Alert issued by Converium, dated April 11, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(24)	Letter, dated April 5, 2007, from Mr. Denis Kessler to Dr. Markus Dennler (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(25)	Letter, dated April 11, 2007, from Dr. Markus Dennler to Mr. Denis Kessler (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(26)	Letter, dated April 12, 2007, from Mr. Denis Kessler to Dr. Markus Dennler (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(27)	Letter, dated April 13, 2007, from Mr. Denis Kessler to Dr. Markus Dennler (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(28)	Release issued by Converium, dated April 13, 2007 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(29)	Q&A, dated April 13, 2007, released on Converium’s website (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(a)(30)	Advertisement of Converium, dated April 13, 2007
(a)(31)	Complaint titled Converium Holding AG against SCOR S.A. and Patinex AG, filed on April 16, 2007 in the United States District Court for the Southern District of New York
(a)(32)	Press Release issued by Converium, dated April 17, 2007
(a)(33)	Press Release issued by Converium, dated April 17, 2007
(a)(34)	Letter, dated April 17, 2007, from Converium to SCOR shareholders
(e)(1)	Excepts from Converium’s Annual Report filed on Form 20-F, dated June 29, 2006 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(e)(2)	Form of Converium Standard Stock Option Plan for Non-US Employees (incorporated by reference to Converium’s Registration Statement on Form F-1 filed on December 5, 2001)
(e)(3)	Form of Converium Standard Stock Purchase Plan for Non-US Employees (incorporated by reference to Converium’s Registration Statement on Form F-1 filed on December 5, 2001)
(e)(4)	Form of Converium Annual Incentive Deferral Plan (incorporated by reference to Converium’s Registration Statement on Form F-1 filed on December 5, 2001)
(e)(5)	Converium Long Term Incentive Plan (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 13, 2007)
(g)	Not applicable